Western Digital Corporation 20511 Lake Forest Drive Lake Forest, California 92630

Tel: 949.672.7676

Timothy M. Leyden
Executive Vice President
Chief Financial Officer
September 29, 2009
VIA EDGAR AND BY FACSIMILE
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, NE
Washington, D.C. 20549
Attn: Kathleen Collins, Accounting Branch Chief

Re:	Western Digital Corporation Form 10-K for the Fiscal Year Ended July 3, 2009 Filed on August 14, 2009 Form 8-K filed on July 28, 2009 File No. 001-08703
Ladies and Gentlemen:
          We received your letter dated September 22, 2009 (the “Letter”), setting forth additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our above-referenced reports filed under the Securities Exchange Act of 1934. Our responses to the specific comments are set forth below. For the convenience of the Staff, each comment from the Letter is restated in bold prior to the response to such comment.
Form 8-K filed on July 28, 2009
1.	We note your response to our prior comment 2 where you indicate that in-process research and development charges related to two separate, unrelated transactions and, as a result, you consider these to be non-recurring charges. While these charges resulted from separate acquisitions, the Company did record expenses for in-process research and development charges during the past two years in more than one instance. Therefore, these charges appear to be recurring in nature pursuant to the guidance in Item 10(e)(1)(ii)(B) of Regulation S-K. Please confirm you will revise your disclosures in future filings to remove the reference to “non-recurring in nature” as it relates to in-process research and development charges.
Response:
The Company confirms that in future filings we will not refer to acquisition-related in-process research and development charges as “non-recurring in nature” if there has been a similar in-process research and development charge within the prior two years or if a similar charge is reasonably likely to recur within two years.
2.	Also, we note from your proposed disclosures that management uses non-GAAP financial measures for internal managerial purposes. Please confirm you will enhance your disclosures in future filings to clearly explain the manner in which management uses the non-GAAP measure to conduct or evaluate your business (i.e. budgeting, compensation, allocating resources, etc.).
Response:
The Company confirms that in future filings we will enhance the disclosure proposed in our previous response to Comment No. 2 to clearly explain, if applicable, the manner in which management uses the non-GAAP measure to conduct or evaluate our business.

U.S. Securities and Exchange Commission
September 29, 2009

The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the Staff’s comments and request that the Staff contact the undersigned at 949-672-7676 (telephone) or 949-672-7589 (facsimile) with any questions or comments regarding this letter.

Respectfully submitted, Western Digital Corporation

By: Name:	/s/ Timothy M. Leyden Timothy M. Leyden
Title:	Executive Vice President and Chief Financial Officer
cc: Robert Plesnarski, Esq., O’Melveny & Myers LLP